[AK Letterhead]

August 1, 2007

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549

Re:	Stirling Acquisition Corporation (“Stirling” or the “Company”) Registration Statement on Form S-1/A Filed June 27, 2007 File No. 333-142921

Ladies and Gentlemen:

On behalf of Stirling Acquisition Corporation (the “Company”), we are writing in response to your letter dated July 26, 2007, addressed to Sally A. Fonner, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Registration Statement on Form S-1/A. In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 2 to the above referenced Registration Statement (“Amendment No. 2”). For the ease of the Staff’s further review, we have also forwarded today, by way of overnight delivery to the attention of Ms. Susann Reilly, five (5) marked copies of Amendment No. 2 showing changes from the initial filing of the Registration Statement.

Our responses to each of the Staff’s comments are set forth below. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that we are filing today on behalf of the Company via EDGAR.

The Distribution, page 1

1.	Comment:

Please reconcile the third paragraph of this section with the third paragraph under “Acquisition Plan” on page 2 regarding whether or not the founders will sell their shares solely to the owners of a target or, also, to other third parties that are directly involved in the acquisition transaction. Please ensure that the disclosure throughout the prospectus is complete in this regard.

Response:

We have eliminated the word “directly” from the third paragraph under the caption “The Distribution” on page 1 of the prospectus and modified the third paragraph under the caption “Acquisition Plan” on page 2 that we used to describe the assumptions used in preparation of the pro forma ownership table. We have also reviewed the balance of the prospectus to ensure that the disclosure is consistent throughout.

While the description of the classes of persons who may purchase founders’ shares is currently expansive because the Company has not yet identified a target or negotiated any terms, the identities of the purchasers will be known before we file a post-effective amendment for our reconfirmation offering. Since all founders’ share transactions must be described in that amendment, the terms will be fully disclosed to all donees, all owners of a target, and all purchasers of founders’ shares before any of them make a binding investment decision. They will also be fully disclosed to all investors who purchase shares of the post-acquisition company’s stock in open market transactions during the 90-day prospectus delivery window specified by Section 4(3) of the Act. Under the circumstances, we believe the current general description is reasonable and adequate.

U.S. Securities and Exchange Commission
August 1, 2007

Summary Financial Information - Balance Sheet Data, page 3

2.	Comment:

In the following locations reconcile the disclosure regarding (1) whether or not it is certain that you will receive the $40,000 and (2) whether or not the founders are legally obligated to loan you the $40,000: footnote 1 under this “Summary Financial Information” section; the “Dilution” section on page 13; footnote 1 under the Capitalization section on page 14; the second paragraph of the “MD&A - Financial Condition” section on page 15; and the first and last paragraph of the “Plan of Operations” section on page 15.

Response:

The last sentence of Article I in the “Agreement Among Founders” provides “The Founders hereby jointly and severally agree to contribute such additional capital as Stirling may reasonably require to pay the costs incurred by it prior to the completion of the gift share distribution and to leave Stirling with at least $40,000 in cash and working capital upon completion of the gift share distribution.” The Company believes that the founders individually and collectively will have adequate liquid resources to honor their commitments and that Stirling will receive the cash that the founders are legally obligated to contribute.

The founders’ commitment is to contribute equity capital and is not a commitment to loan money. Once that commitment is satisfied, the founders will have no further obligation to either contribute capital or loan money.

We have modified footnote 1 in the “Summary Financial Information - Balance Sheet Data” section on page 3 to say “Our founders are contractually obligated to contribute sufficient capital to pay our cumulative registration and operating costs and ensure that we have cash and working capital balances of at least $40,000 when they complete the gift share distribution.” Clarifying and conforming changes have also been made on pages 13, 14 and 15. We have not modified the last paragraph of the “Plan of Operations” section because we believe it accurately describes certain future liquidity risks facing the Company that are unrelated to the founders’ obligations to contribute capital after the initial gift share distribution.

Use of Proceeds, page 12

3.	Comment:

The revised disclosure in this section and other sections indicate that the pricing and other terms of the founders’ share transactions will be disclosed in the prospectus for the reconfirmation offering. However, in the third and fourth bullets under “Reconfirmation offering” you indicate that target shareholders and transferees of founders’ shares will be asked to “execute definitive contracts” prior to the reconfirmation offering, presumably under a second prospectus. Please explain the basis for this procedure under the federal securities laws or revise your disclosure. In this regard we also note the disclosure under “Plan of Distribution.”

Response:

The bullet points under the caption “Reconfirmation Offering” lay out the following six-step process:

U.S. Securities and Exchange Commission
August 1, 2007

1.	The Company negotiates a preliminary agreement with a specific target;
2.	The founders negotiate preliminary agreements with purchasers of founders’ shares;
3.
The Company files a post-effective amendment to the registration statement that contains a complete description of the proposed acquisition and includes a prospectus that will be used (i) to conduct a formal acquisition transaction offering to owners of the target and purchasers of founders’ shares; and (ii) to conduct a formal reconfirmation offering to donees;

4.	When the amendment is declared effective, the parties on the target side of the transaction execute definitive contracts that are contingent on a successful reconfirmation offering;
5.	When the target side is locked down, the Company conducts a reconfirmation offering to donees; and
6.	Upon completion of the reconfirmation offering, the Company will close all transactions and publish a prospectus supplement to describe the completed acquisition and the date of closing.

We recognize that Rule 419 applies to every registration statement filed by a blank check company, but respectfully submit that once the first step in this process is completed, Stirling will no longer be a “blank check company” because it will have (i) a specific business plan and (ii) an intention to acquire an identified target on specified terms. See Rule 419(a)(2)(i).

Donees will acquire securities in the Company without the benefit of any information on its future business activities. Rule 419 requires that the Company provide detailed information to the donees regarding the future business of the Company as it becomes available through the reconfirmation offering. The reoffer prospectus will also serve as the primary disclosure document in the separate registered offering of the Company’s securities to the owners of the target and the purchasers of the founders’ shares.

Stirling will not be able to close an acquisition, issue acquisition shares, sell founders’ shares or release gift shares from escrow until each of the key stockholder groups has received full prospectus disclosure; each of the groups of offerees has accepted the specific terms in the reconfirmation offering prospectus; and the acquisition transaction has actually closed. Therefore we see no conflict with either Rule 419 or other applicable federal securities laws.

Proposed Business, page 16

4.	Comment:

We reissue prior comment number 13 from our letter dated June 13, 2007, wherein we requested that you discuss competition with Special Purpose Acquisition Companies (“SPAC’s”) and what it could mean for this offering. Please do so in this risk factor. Also provide a more detailed discussion in the “Business” section. See Item 101(c)(x) of Regulation S-K.

Response:

As requested by the staff in its letter of June 13, 2007, we added a new risk factor on page 4 of Amendment No. 1 to discuss potential competition from SPACs and other types of public shells. In Amendment No. 2 we have modified the risk factor on page 4 to highlight the fact that SPACs have substantial financial resources that Stirling lacks and that may be used to give immediate liquidity to target shareholders. We do note for the Staff’s benefit, however, that the Company does not believe that SPACs are likely to be effective competitors in their target market as has been more clarified by additional disclosure under the caption “Proposed Business” on page 17.

Stirling’s founders have been actively monitoring developments in the field of shell companies in general, and blank check companies and SPACs in particular, since mid-2000. Since 2000, Stirling’s founders have maintained limited statistical information on every Securities Act registration statement filed by a blank check company or SPAC (excluding simple resale registrations by Exchange Act shells that ran into problems with the Staff’s NASD Regulation letter). The response to this comment is based on the data gathered and maintained by the Company’s founders, relevant portions of which we enclose supplementally with the mailed copy of this response.

U.S. Securities and Exchange Commission
August 1, 2007

While SPACs are have gained substantial prominence as the number and size of offerings has increased, the SPAC structure is ultimately geared toward companies that can effectively deploy hundreds of millions of dollars in their business, and could probably conduct an IPO without a SPAC. When the various fees, costs and promotional interests associated with a SPAC are taken into account, the Company believes that SPACs are usually significantly more expensive for a target than a traditional IPO would have been. Since approximately 100 SPAC’s have completed IPOs since January 1, 2005 and only half of them have been able to attract targets, the Company believes the market perception of SPACs is not significantly different from the founders’ perception.

Since January 2005, approximately 100 special acquisition companies that have no defined business plans have registered initial public offerings to raise unallocated capital pools ranging from $18 million to $480 million. In 2005, the average IPO size of 28 new SPACs was $59.5 million. In 2006, the average IPO size of 36 new SPACs was $85.5 million. During the first seven months of 2007, the average IPO size of 36 new SPACs was $114.3 million. At present average proposed IPO size of the 23 SPACs that have been filed or amended since May 1st is $187.8 million.

While SPACs share the same general business goals with our company, their approach is different. SPACs are designed to serve as acquisition vehicles for businesses that need and can effectively use a large capital infusion. Our company, in contrast, is designed to help adequately financed small companies make the transition from private to public ownership while leaving control in the hands of the target's current stockholders and management. We have modified the discussion in the “Business” section to more clearly define this target market.

5.	Comment:

With respect to your bullets under “Shell companies” please note that a shell company may include a reporting company which has a specific business plan, if it otherwise meets the definition of a shell.

Response:

In response to the Staff’s comment, we have added a bullet point to the discussion of “Shell companies” on page 16 to include reporting companies that have specific business plans but otherwise fall within the Commission’s definition of “shell company.”

6.	Comment:

With respect to the first paragraph after your bullet list, we are unclear why companies that have engaged in exempt transactions are necessarily shell companies. Further we are unclear why all shell companies are in search of a suitable acquisition. As noted above, a shell may have a specific business plan.

Response:

In response to the Staff’s comment, we have modified the paragraph on page 16 to clarify that “other acquisition-oriented companies that are not registered with the SEC are often referred to as shell companies” rather than retain the reference to companies that have engaged in exempt transactions. We have also modified the risk factor on page 4 and the discussion on page 16 to eliminate the assertion that all shell companies are in search of a suitable acquisition and clarify that our potential competitors include all acquisition-oriented companies.

U.S. Securities and Exchange Commission
August 1, 2007

7.	Comment:

Please tell us the basis for the statement that, following the combination of a SPAC with a private operating company, the private operating company management rarely retain control.

Response:

In connection with the clarifications made in response to Comments No. 4 and No. 6, the sentence has been eliminated.

8.	Comment:

Under “Our company distinguished” please explain why a public shell’s outstanding stock may be lawfully resold by its current shareholders. In this regard a blank check company may register under the Exchange Act and become “public” in that sense, although its securities may be subject to the Division’s letter to NASD Regulation, which requires outstanding securities to be registered for resale.

Response:

From the perspective of a company that is considering a shell transaction, the existence of shareholders that can lawfully resell their shares without further registration under the Securities Act is essential. Shells that are subject to the Division’s NASD Regulation letter may be “public” in some sense of the word, but unless legal counsel can issue a clean opinion to the NASD that some portion of the outstanding shares can be lawfully resold without further registration under the Securities Act, the NASD will not clear a company’s Form 211 and without NASD clearance, a pink sheet or OTCBB listing is impossible. The Company believes that in its discussion of its business and its competitors, investors will be most concerned with comparisons to viable competitors. In response to the Staff’s comment, we have revised the disclosure on page 18 of the prospectus.

Management, page 24

9.	Comment:

We have considered your response to comment number 21 of our letter dated July 13, 2007. Please tell us why Ms. Fonner’s position with Tamboril, which predates the filing of the bankruptcy petition does not trigger the disclosure requirement under Item 401(f) of Regulation C.

To determine whether Mega-C Power Corporation (“Mega-C Trust”) is the same as Mega-C Corporation (“Mega-C”) for purposes of Item 401(f)(1), describe the purpose or business of Mega-C Trust and Mega-C. Also, explain the relationship between them.

In addition, explain the difference between Mega-C Power Corporation and Mega-C Trust.

Response:

Application of Item 401(f):

Item 401(f) of Regulation S-K requires disclosure of collateral legal proceedings if:

•
“A petition under the Federal bankruptcy laws . . . was filed by or against . . . such person, or . . . any corporation or business association of which he was an executive officer at or within two years before the time of such filing;” (our emphasis) and

U.S. Securities and Exchange Commission
August 1, 2007

•	That fact is “material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant.”

Tamboril Cigar Company:

Ms. Fonner had no involvement with Tamboril Cigar Company (“Tamboril”) at the time of or within two years prior to its bankruptcy petition.

•	In 1997, Tamboril was organized;
•	In 2000, Tamboril, sought Chapter 11 bankruptcy protection;
•	In January 2003, Mr. Petersen and Ms. Fonner purchased a controlling interest in Tamboril;
•	In February 2003, Mr. Petersen and Ms. became officers and directors of Tamboril;
•	In December 2003, Tamboril engaged in a reverse merger transaction with Axion Power Corporation (after which the entity changed its name to Axion Power International Inc.).
•
In connection with the reverse merger, Tamboril created the Trust for the Benefit of the Shareholders of Mega-C Power Corporation (the “Shareholders’ Trust”) to protect the go forward companies from potential claims by Mega-C’s creditors and shareholders.

•	When the original trustee of the Shareholders’ Trust resigned, Ms. Fonner was appointed successor trustee.

Analysis: Item 401(f) disclosure is not triggered because Sally Fonner did not become an executive officer until after Tamboril’s Chapter 11 bankruptcy reorganization was completed.

Mega- C Power Corporation:

Mega-C Power Corporation (“Mega-C”) is not the same entity Tamboril and had no direct or indirect involvement in the creation of the Shareholders Trust.

•	Mega-C Power Corporation (“Mega-C”) was organized in 2001.

•	In April 2004, Tamboril, its subsidiary Axion Power Corporation and one of its principal stockholders filed an involuntary Chapter 11 bankruptcy petition against Mega-C.

•	After the bankruptcy petition was filed, Ms. Fonner assumed the presidency of Mega-C to manage its affairs during the bankruptcy proceeding.

•
Ms. Fonner was appointed president of Mega-C because its board of directors believed that her duties as Trustee of the Shareholders’ Trust overlapped the duties that the president of the debtor in possession would need to perform.

Analysis: Item 401(f) disclosure is not triggered because Sally Fonner did not become an executive officer of Mega-C until after the time of the involuntary Chapter 11 bankruptcy petition against Mega-C. Her position as trustee of the Shareholders’ Trust did not implicate her, directly or indirectly, in any activities that Mega-C engaged in prior to the bankruptcy filing.

10.	Comment:

We note your response to prior comment number 28 of our letter dated June 13, 2007. Please explain why you have stated that “the transferees of founders’ shares will have the right to cancel their contracts with the Company at any time prior to the acquisition (our emphasis).” We note that the founders, not the Company, are selling the shares.

U.S. Securities and Exchange Commission
August 1, 2007

Response:

We apologize for any confusion that arose from the inaccurate reference to the Company in our earlier response to comment number 28. We have confirmed that all prospectus discussions on this issue clearly state that all agreements for the resale of founders’ shares will be contracts between the founders and the purchasers, and the Company will have no interest in either the contracts or the sale proceeds.

11.	Comment:

Please ensure that you file an executed copy of the Rule 419 escrow agreement between the registrant and Wells Fargo Bank, N.A. Also ensure that it contains the provisions of paragraphs (b)(2), (b)(3) and (e)(3) of Rule 419.

Response:

A copy of the definitive Rule 419 escrow agreement between the registrant and Wells Fargo Bank, N.A. has been filed as Exhibit 4.3 to the registration statement.

Since the Company and the founders will receive no offering proceeds in connection with the distribution of gift shares, the provisions of Rule 419(b)(2) are irrelevant.

Contract terms that satisfy the requirements of Rule 419(b)(3) can be found in Sections 1 and 2 of the escrow agreement.

Contract terms that satisfy the requirements of Rule 491(e)(3) can be found in Sections 3.3 and 3.4 of the escrow agreement.

Financial statements and related disclosures

Amendment No. 2 has been updated to include unaudited interim financial statements as of and for the three- and six-month periods ended June 30, 2007. The associated changes are also reflected in the “Summary Financial Data” and MD&A sections of the prospectus, and elsewhere as appropriate.

We have also filed our legal opinion as Exhibit 5.1, which opines as to the due authorization of the 1,250,000 founders’ shares and the 250,000 gift shares. We will file a subsequent opinion in a future amendment to the registration to address the due authorization of the acquisition shares.

* * * * *

We trust that Amendment No. 2 and the responses set forth herein will resolve the remaining open issues and Stirling will be permitted to file an acceleration request in due course.

The Company agrees that at such time as it requests acceleration of the Registration Statement, the request for acceleration will include the acknowledgements and confirmation requested by the Staff on page 4 of its July 27, 2007 letter. We note the Staff’s further instructions and observations with respect to acceleration and acknowledge the Staff’s concerns with respect to notification and timing.

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ QUENTIN COLLIN FAUST Quentin Collin Faust Andrews Kurth LLP

cc:	Mr. John L. Petersen, Esq.
Mr. Mark R. Dolan, Esq.
Ms. Rachel A. Fefer, Esq.
Ms. Sally A. Fonner